MOJO DATA SOLUTIONS, INC.

2105 Plantation Village

Dorado, Puerto Rico 00646

T: (631) 521-9700

E: jspiteri@mojotags.com

January 21, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: William H. Thompson

Accounting Branch Chief

Re:	MOJO Data Solutions, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2013
Filed July 18, 2013
Form 8-K dated September 27, 2013
Filed September 30, 2013
Form 12b-25 for the Quarterly Period Ended October 31, 2013
Filed December 16, 2013
File No. 333-175003

Dear Mr. Thompson:

Below please find the Company’s responses to the Staff’s comment letter, dated January 9, 2014, referencing the above-captioned Company filings. The Staff’s comments have been for your ease of reference. Accompanying this letter is also the Company’s requested written statement.

Please do not hesitate to contact me if you have any questions regarding this matter. We look forward to receiving your feedback regarding this response letter and appreciate your guidance.

Very truly yours,

/s/ Joseph Spiteri
Joseph Spiteri
Chief Executive Officer, President, Chairman,
Secretary and Treasurer

Form 8-K dated September 27, 2013

1.	We note you entered into an Asset Purchase Agreement, amended November 19, 2013, to purchase substantially all of the assets of Mobile Data Systems. Please tell us your consideration of the financial statement requirements under Rule 8-04 of Regulation S-X as it pertains to the purchase.

RESPONSE:

The financial statements required under 8-04 of Regulation S-X are not required at this time. Please be advised that when the Company entered into the Asset Purchase Agreement on September 27, 2013, which was subsequently amended on November 19, 2013, the Company timely filed an Item 1.01 Form 8-K (Entry into a Material Definitive Agreement) on September 30, 2013 and November 19, 2013, respectively,due to the fact that although the Company had entered into the Asset Purchase Agreement pursuant to which it had agreed to purchase substantially all of the assets of Mobile Data Systems, Inc., subject to the satisfaction of certain conditions, such acquisition was not consummated. Pursuant to the Asset Purchase Agreement, as amended, the Company has agreed to consummate the acquisition no later than January 31, 2014, subject to the satisfaction of certain conditions contained in the Asset Purchase Agreement. Upon the consummation of the acquisition, the Company intends to timely file an Item 2.01 Form 8-K (Completion of Acquisition or Disposition of Assets) which requires, under Items 9.01(a) and (b) of Form 8-K for business acquired, the financial statements under Rule 8-04 of Regulation S-X to be filed with the initial Item 2.01 Form 8-K, or by amendment no later than 71 calendar days after the date that the initial report on Form 8-K must be filed. Pursuant to the Asset Purchase Agreement, as amended, the acquisition is required to be consummated no later than January 31, 2014. If not, either the Company or Mobile Data Systems, Inc. can terminate the Asset Purchase Agreement any time after February 1, 2014.

Form 12b-25 for the Quarterly Period Ended October 31, 2013

2.	Your Form 10-Q for the period ended October 31, 2013 is past due. Please file the report or tell us why you are unable to meet your filing obligation.

RESPONSE:

Please be advised that the Company filed the Form 10-Q for the period ended October 31, 2013 on January 10, 2014. As noted in the Form 10-Q, on December 11, 2013, the Company’s then Chief Financial Officer resigned. His resignation was not due to a disagreement with the Company. However, it did delay the Company’s ability to timely file the Form 10-Q.

CERTIFICATION

I, Joseph Spiteri, the Chief Executive Officer, President, Chairman, Secretary and Treasurer of MOJO Data Solutions, Inc., a Puerto Rico corporation (the “Company”), hereby acknowledge the following regarding the Company’s periodic and current reports filed by the Company with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this January 21, 2014.

MOJO DATA SOLUTIONS, INC.

By:	/s/ Joseph Spiteri
Name:	Joseph Spiteri
Title:	Chief Executive Officer, President,
Chairman, Secretary and Treasurer
(Principal Executive Officer)
(Principal Financial and Accounting Officer)